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25002395

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27663

SEC Mail Processing
FEB 26 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NewEdge Securities, LLC and Subsidiary

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph F. Banco	(412) 391-7077	jbanco@macg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
(Name – if individual, state last, first, and middle name)

12 Federal Street, Suite 200	Pittsburgh	PA	15212
(Address)	(City)	(State)	(Zip Code)

	00248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NewEdge Securities, LLC and Subsidiary, as of December 31st, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Stacey Madison, Notary Public
Allegheny County
My commission expires February 7, 2025
Commission number 1073182
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title: Chief Financial Officer

[signature] Stacey Madison
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Consolidated Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

NewEdge Securities, LLC and Subsidiary

(A Wholly Owned Subsidiary of NewEdge Capital Group, LLC)

December 31, 2024

CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
NewEdge Securities, LLC and Subsidiary

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial condition of NewEdge Securities, LLC and Subsidiary (a Pennsylvania limited liability company) (the "Company"), a wholly owned subsidiary of NewEdge Capital Group, LLC, as of December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Change in accounting principle
As discussed in Note 2 to the consolidated financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, Segment Reporting (Topic 280).

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 21, 2025

NEWEDGE SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
Cash and Cash Equivalents	$ 14,118,545
Securities Owned - At Fair Value	1,948,843
Accounts Receivable, net of Allowance	1,058,465
Related Party Receivables	161,176
Receivable From Clearing Organizations	5,021,973
Deposits with Clearing Organizations	500,000
Prepaid and Other Assets	437,146
Equipment, Net of Depreciation	27,697
Right of Use Asset Leases	2,003,468
Deferred Tax Assets	1,734,412
Total Assets	$ 27,011,725
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Margin Liability Payable to Clearing Organization	$ 109,615
Accounts Payable, Accrued Expenses, and Other Liabilities	4,624,340
Securities Sold, Not Yet Purchased - At Fair Value	495,187
Operating Lease Liability	2,004,499
State Income Tax Payable	263,719
Related Party Payables	3,059,496
Total Liabilities	10,556,856
Total Member's Equity	16,454,869

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

The Consolidated Financial Statements of NewEdge Securities, LLC and Subsidiary include the accounts and balances of NewEdge Securities, LLC and its wholly owned subsidiary, LPA Insurance Agency, Inc. (the Company). Effective October 1, 2024, NewEdge Securities, Inc. filed a conversion to the state of Pennsylvania to convert to a Limited Liability Company and change the legal entity name to NewEdge Securities, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

NewEdge Securities, LLC was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981 under the name Mid Atlantic Capital Corporation. The Company is a wholly owned subsidiary of NewEdge Capital Group, LLC (the "Parent"), a Delaware corporation. The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

The Company utilizes National Financial Services, LLC ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. As such, the Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual balances could differ from those estimates.

Securities Transactions and Commissions

The Company clears its securities transactions on a fully disclosed basis through its clearing broker. Under the clearing agreement the Company indemnifies the clearing broker for losses incurred on clearing transactions and carrying accounts for customers. Under this agreement, the clearing broker requires the Company to maintain a cash deposit and may withhold other amounts due the Company. The clearing broker is subject to various regulations which require certain specified levels of regulatory capital, initial and maintenance margin for customer accounts and reserves to protect balances held by customers and broker-dealers. The Company receives payment from the clearing broker monthly for commissions and other income it collects on behalf of the Company. Due to the short-term nature of receivables related to

commissions and other income and the fact that the Company has not and does not expect to experience any significant losses related to its clearing arrangement it has not recorded a credit loss allowance.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the differences in settlement date versus trade date recording is not considered material to the Consolidated Financial Statements.

Securities owned are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and its clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation. At times, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

Revenue Recognition

The Company's most significant revenue categories are as follows for the year-ended December 31, 2024:

Commissions and Other Fees – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Mutual Fund Fees – The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interest in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the contract, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied as of the prior month or prior quarter end.

Insurance and Annuity Contracts – The Company receives commissions from the sale of insurance and annuity contracts. Commissions are received either direct through the Company or its subsidiary, or through the NSCC. The commissions for the contracts are recognized on a cash basis. The related commission expense due to the representative is recognized when the commission is received. The Company does not consider the difference between accrual and cash recognition for the contracts to be material.

Principal Transactions – The Company is authorized as a Municipal Securities Broker. In relation to this business, the Company may purchase and hold certain municipal securities to be sold to a customer or other broker dealer at a subsequent date. Each time a security is sold, the Company charges a concession, reflected as a mark-up in the price of the security. Concessions and related clearing expenses are recorded

on the trade date and concession collected on settlement date of the transaction. The Company believes the performance obligation is satisfied on trade date as the underlying financial instrument or customer is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Segment Reporting

The Company has adopted FASB ASC 280 as the Company qualifies within the FASB standard which incorporates all issuer and non-issuer broker-dealers. This requires all public entities, including those within a single reportable segment, to disclose additional information about the reportable segments.

Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

In addition, for purposes of the consolidated statement of cash flows, the Company reports related party and intercompany transactions with the Parent as operating activities due to the nature of those transactions.

Margin Liability

In the normal course of business, the Company may borrow money from its clearing organization to purchase securities in its proprietary accounts. The borrowings are secured by the securities and bear interest at the short-term borrowing rate of the clearing organization. Margin borrowings are presented gross in the consolidated statement of financial condition.

Current Expected Credit Losses

The Company accounts for credit losses on financial assets measured at amortized cost basis and off-balance sheet credit exposures in accordance with FASB ASC 326, *Financial Instruments – Credit Losses*. FASB ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company provides an allowance for doubtful accounts. At December 31, 2024, the allowance for doubtful accounts was $86 and is included within Other Receivables on the accompanying consolidated statement of financial condition.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, *Income Taxes*, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of the Parent for the year-ended December 31, 2024.

Income taxes are determined by the Company on a separate company basis as if the Company had filed separate returns. Certain states may require the Company to file its own separate returns. The tax provision (or benefit) allocated to the Company under the separate company basis is reported as a component of income tax expense and net in the Payable to Related Party line in the consolidated statement of financial condition. If there is a difference between the settlement amount paid to or received from the Parent and the current allocation, the difference is treated as either a dividend or a capital contribution in the financial statements.

The Company reports all deferred tax assets and liabilities, and related valuation allowances, as noncurrent in accordance with Accounting Standards Update ("ASU") 2015-17, *Balance Sheet Classification of Deferred Taxes.*

Effective October 1, 2024, NewEdge Securities, Inc. filed a conversion to the state of Pennsylvania to convert to a Limited Liability Company; there was no tax effect as a result of this change.

The company recognizes interest and penalties related to unrecognized tax benefits. Accrued interest and penalties would be included on the related tax liability line in the consolidated statement of financial condition. There were no interest and penalties during the year ended December 31, 2024.

GAAP prescribes rules for recognition, measurement, classification and disclosure in the Consolidated Financial Statements of uncertain tax provisions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties and interest as a result of such challenge. Generally, the Parent's federal and certain of the Company's state tax returns remain open for income tax examination for three years from the date of filing.

Leases

The Company utilizes ASU No. 2016-02, *Leases* to account for lease assets and lease liabilities on the balance sheet for all leases previously classified as operating leases. Right-of-use assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets are recognized at commencement date at the value of the lease liability and are adjusted for prepayments and initial direct costs incurred. Lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease term. The Company calculates the current value of leases based upon prevailing interest rates.

NOTE 3 - SEGMENT REPORTING

The Company has identified the Chief Operating Decision Makers (CODM) as the Board of Directors; which is represented by their President and CFO. Both reside within the Corporate office in Pittsburgh, PA of the Company along with the CEO of the Parent company. Both Contribution Margin and Net Income are used to measure the results of the business, primarily within the monthly reporting, budgeting and reforecasting processes. Even though the CODM evaluates the company's performance using the four

Revenue segments listed below, they manage the business activities using information of the Company as a whole.

Additionally, the CODM uses excess net capital (See Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits and pay dividends. The account policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Segmented Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, brokerage, annuities and insurance contracts, mutual fund fees, and bank deposit sweep programs. The Company has no single customer that accounts for 10% or more of gross revenue. The CODM and management review internal financial statements monthly to assess the performance of the operating segment.

The Company's segment represents revenue earned from providing brokerage services to a national base of clients as discussed in the Revenue Recognition of Footnote 2 – Significant Accounting Policies. Financial results are measured using gross revenue. The CODM analyzes results monthly through budget-to-actual comparison, and changes in trends over time.

Operating expenses are analyzed at the transactional level each month and compared to budget. All expenses are reported to the CODM for further analysis and further decision making.

NOTE 4 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The

unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities: U.S. government securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy, depending on the inputs used and market activity levels for specific securities.

Municipal Securities: Municipal securities are priced by independent pricing services, typically obtained from dealers and trade prices. Municipal securities are categorized in Level 2 of the fair value hierarchy, as the significant inputs are observable.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis differences between cash and derivative instruments. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Equity Securities: Equity securities and mutual funds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

There have been no changes in the methodologies used as of December 31, 2024.

As of December 31, 2024, the Company's financial assets and liabilities consisted of securities owned – at fair value and securities sold, not yet purchased – at fair value.

The following are the classes of assets and liabilities measured at fair value as of December 31, 2024, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements				
Assets				
Cash and Cash Equivalents	$ 14,118,545	$ -	$ -	$ 14,118,545
Securities Owned – At Fair Value				
Municipal Securities	-	1,741,231	-	1,741,231
US Government Securities	238	-	-	238
Equity Securities	856	-	-	856
Certificates of Deposit	48,158	-	-	48,158
Corporate Bonds	-	158,380	-	158,380
Total Securities Owned At Fair Value	$ 49,232	$ 1,899,611	$ -	$ 1,948,843
	$ 14,167,777	$ 1,899,611	$ -	$ 16,067,388
Liabilities				
Securities Sold, Not Yet Purchased – At Fair Value				
U.S. Government Securities	$ 3,063	$ -	$ -	$ 3,063
Municipal Securities	-	5,006	-	5,006
Corporate Bonds	-	384,093	-	384,093
Certificates of Deposit		103,025		103,025
Equity Securities	-		-	-
	$ 3,063	$ 492,124	$ -	$ 495,187

There were no transfers to/from Level 3 during the year.

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2024, all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions in custody with this broker.

The Company's proprietary securities transactions are recorded on a trade date basis. All unsettled proprietary trades on December 31, 2024, were closed subsequent to December 31, 2024.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARNING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through NFS.

At December 31, 2024, the net amount receivable from NFS consisted of the following:

Net Receivable from NFS:	
Commissions and Trade Date Adjustment Receivable	$ 5,646,427
Clearing and Execution Charges Payable	(624,454)
Total	$ 5,021,973

NOTE 6 – MARGIN LIABILITY PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2024, the Company has a margin liability payable to NFS in the approximate amount of $109,615 which is collateralized by approximately $1.9 million of securities owned by the Company.

NOTE 7 – BORROWED FUNDS

The Company had bank commitments of $5 million at December 31, 2024 on a revolving line of credit. The credit agreement contains provisions for interest at the Term SOFR rate (4.34% at December 31, 2024) plus 2.37%. The line of credit agreement is subject to periodic renewal and is due to expire in July 2025. There were no drawdowns or repayments on the line of credit during the year, and there was no outstanding balance on the revolving line of credit at December 31, 2024. The Company is required to meet certain minimum financial covenants under the terms of the line of credit. The Company was and continues to be in compliance with these covenants.

NOTE 8 - RELATED-PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of information technology, office administration, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group") under a formal expense sharing agreement among the Group. These overhead costs are shared by the subsidiaries based on an allocation of Group personnel and contribution margin among the Parent and its subsidiaries. The Company recognized information technology, office administration, and other expenses under this overhead cost arrangement of approximately $550,468 in 2024. This overhead charge is included in General and Administrative Expenses.

In addition, the Company receives an allocation of expenses from Mid Atlantic Capital Group, Inc., ("MACG") an affiliated entity under a formal expense sharing agreement. MACG provides certain information technology, infrastructure and other corporate management costs that are allocated to its subsidiaries and affiliates based on allocation of personnel and contribution margin of each entity. The Company recognized overhead costs of $816,951 under this arrangement which are included in General and Administrative Expenses.

On occasion, the Company receives from and/or advances funds to its Parent and other related parties. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2024, the Company had a receivable due from related parties in the approximate amount of $161,176, which is in the caption "Related Party Receivables" in the accompanying consolidated statement of financial condition.

The Company also has a payable to MACG in the amount of $810,000, in the form of a non-interest bearing, demand note as well as approximately $2,249,496 in other related party payables, shown in the caption "Related Party Payables" in the accompanying consolidated statement of financial condition. At December 31, 2024, the Company had a receivable due from related parties under common ownership (NewEdge Advisors $10,457 and NewEdge Wealth $127,583), which is in the caption "Related Party Payables" in the accompanying consolidated statement of financial condition.

Effective January 1, 2024, the Company entered into a sublease with MACG as lessor. The property is office space that is occupied by both the Parent and the Company located in Pittsburgh, PA. The initial lease term expires on May 31, 2032. At the end of the initial term, there are successive one (1) year renewal options until such time as the Company or the Parent give written, advance notice to terminate the arrangement. The Company pays fixed monthly base rent to the Parent and an estimated amount that is intended to cover the Company's share of other occupancy-related costs such as real estate taxes and common area maintenance items.

Commissions and Fee Revenues

The Company provided services for a related party (a company under common ownership) for a fee in 2024. These fees represent trades that were executed based on a contractual fee schedule between the entities. Total fees earned from this related party during 2024 were approximately $293,092, of which approximately $23,000 was receivable at December 31, 2024.

NOTE 9 – CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of LPA Insurance Agency, Inc., as of December 31, 2024.

Total Assets	$ 634,824
Stockholder's Equity	$ 533,479

Principally, all the stockholder's equity of the subsidiary is included as an addition to capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the SEC and administered by FINRA. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. FINRA may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2024 the Company's net capital under the uniform net capital rule was approximately $9.9 million, which exceeded the minimum capital requirement of $508,000 by approximately $9.4 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024, was .76 to 1.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations with the clearing broker. As of December 31, 2024, there were no liabilities that the Company is subject to indemnify its clearing broker for losses sustained from customer transactions introduced by the Company.

NOTE 12 – COMMITMENTS & CONTINGENCIES

Litigation, Claims and Assessments

As a regulated FINRA broker-dealer, the Company is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. Subsequent to year-end 2024, the Company entered into an Acceptance, Waiver and Consent agreement with FINRA related to certain municipal bond trading and reporting differences which occurred, between January 2018 and May 2022. This matter resulted in a fine of $275,000 and disgorgement profits (including interest) of $750,746, both of which were recognized during fiscal year 2024 and are included in the Accounts Payable, Accrued Expenses and Other Liabilities on the Company's consolidated statement of financial condition.

In addition to the forgoing matter, the Company is named as a defendant in litigation. The matters are subject to many uncertainties, and the outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to these matters as of December 31, 2024. The Company believes the matters are without merit and intends to vigorously defend its positions.

NOTE 13 – INCOME TAXES

The Company (and its Parent company) is taxed as an LLC for federal income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2024.

For the year ended December 31, 2024, the provision for Income Taxes consists of the following components:

Current Tax Expense		
U.S. Federal	$	2,824,837
State and Local		826,382
Total Current Tax Provision		3,651,219
Deferred Tax Expense		
U.S Federal	$	189,295
State and Local		-
Total Deferred Tax Provision		189,295
Total Income Tax Expense	$	3,340,514

The deferred tax assets recognized and included under the caption "Deferred Tax Assets" in the accompanying consolidated statement of financial condition as of December 31, 2024 are as follows:

Deferred Tax Assets		
Goodwill and Intangibles	$	1,694,058
Bad Debt Reserve		44,805
Net Operating Losses		(4,451)
Total Deferred Tax Assets	$	1,734,412

The deferred tax asset for Goodwill and Intangibles is a result of the ultimate parent's acquisition of the Company whereby pushdown accounting was not applied to the separate financial statements of the Company. The Company, however, maintains tax Goodwill and Intangibles as a result of the acquisition and accordingly recognizes a corresponding Deferred Tax Asset for the difference in carrying values.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. After considering these factors, management concluded that it was more likely than not that the deferred tax assets would be fully realized, and as a result, no valuation allowance against the deferred tax assets was deemed necessary at December 31, 2024.

The tax-related payable due to the Parent as of December 31, 2024 is $1,800,425.

The effective tax rate varied from the statutory federal income tax rate due to state taxes and permanent differences. The effective tax rate for the year ended December 31, 2024 was 27.93%

NOTE 14 - LEASES

The Company leases certain office facilities in multiple states. In 2024, the Company entered into a sublease with the Parent company. The amounts due over the course of the sublease were also recorded and presented

in the consolidated statement of financial condition, with those amounts due in the next 12 months classified as a short-term liability and those due after 12 months classified as a long-term liability.

The Company determines whether a contract is or contains a lease at contract inception based on the presence of identified assets and the Company's right to obtain substantially all of the economic benefit from, or to direct the use of, such assets. The Company's operating lease activities primarily consist of leases for real estate and equipment. The Company does not currently have any financing leases. Some leases include one or more options to renew, with renewal terms generally ranging from one to six years. The exercise of lease renewal options is at the Company's sole discretion. The Company's lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has real estate lease agreements which may include non-lease components that relate to the lease components (e.g., common area maintenance such as cleaning or landscaping, insurance, etc.). The Company expenses any non-lease components as incurred.

Lease Expense – Operating Leases		
Amortization of ROU Assets		$219,021
Interest on Lease Liabilities		125,564
Total Lease Expense	$	344,585
Short-term Lease Expense		-
Variable Lease Expense		-
Sublease Income		-
Total	$	344,585
Gain from Contracts termination		-
Exchange rate gain (loss)		-
Other Information – Operating Leases		
Cash flows: Interest	$	125,564
Cash flows: Principal		218,265
Cash flows: Liability addition due to payment received		-
Total Cash flows	$	343,829
ROU assets obtained in 2024 in exchange for lease liabilities	$	2,164,051

ROU assets increased (decreases) due to contract terminations		-
Weighted Averages as of December 31, 2024 – Operating Leases		
Weighted-average remaining lease term (in years)		7.48
Weighted average discount rates		6%
Maturity Analysis (Undiscounted Cash Outflows) – Operating Leases		
Jan 2025 – Dec 2025		$345,174
Jan 2026 – Dec 2026		333,246
Jan 2027 – Dec 2027		327,972
Jan 2028 – Dec 2028		321,600
Jan 2029 – Dec 2029		321,600
Thereafter		830,800
Total Lease Expense	$	2,480,392
Less (PV discount)		(475,894)
Lease Liability	$	2,004,498

Note 15 - Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that occurred after December 31, 2024, and through February 21, 2025, the date the financial statements were issued.